Chemspec International Limited

January 12, 2011

VIA EDGAR

Ms. Nudrad Salik, Staff Accountant

Mr. Rufus Decker, Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 20-F for the Year Ended December 31, 2009 (the “2009 Form 20-F”)

Form 6-K filed on November 12, 2010

File No. 1-34368

Dear Ms. Salik and Mr. Decker:

Chemspec International Limited, a company organized under the laws of the Cayman Islands (the “Company”) confirms receipt of the comment letter, dated December 14, 2010, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). Set forth below are the Company’s responses to the comments contained in the letter dated December 14, 2010 from the Staff to the Company. The comments are retyped below for your ease of reference.

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Form 20-F for the Year Ended December 31, 2009

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

The Company has respectfully noted the Staff’s comment and will comply in due course.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 63

Impairment of Long-Lived Assets, page 64

2.	Given that property, plant and equipment represents approximately 44% of your total assets at December 31, 2009, please expand your disclosures regarding your impairment considerations by addressing the following:

•	Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25;

•

Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

•

To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder equity, please provide the following disclosures related to those assets or asset groups:

•	The percentage by which the undiscounted cash flows exceed the carrying value;

•	The carrying value of these assets;

•	A description of the assumptions that drive the undiscounted cash flows;

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

The Company respectfully advises the Staff that in future filings the Company intends to include disclosures substantially in the form as set forth below.

“We group our long-lived assets for impairment testing at the lowest level for which there are identifiable cash flows that are largely independent of other asset groups. Our approach in evaluating whether an asset group has identifiable cash flows that are largely independent of the cash flows of other asset groups focuses on the degree to which the Company’s total cash flows (inflows and outflows) depend on the activities of one or more other asset groups of the Company.

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Among other considerations, we consider the following factors:

•	the asset group’s ability to continue to generate income from operations and positive cash flow in future periods;

•	loss of customers due to the deterioration of specialty chemical industry conditions;

•	negative operating cash flows of the asset group;

•	increased competition;

•	a significant decrease in market price of the asset group;

•	a significant adverse change in the extent or manner in which it is being used or in its physical condition;

•	an accumulation of costs significantly in excess of the amount originally expected for its acquisition or construction; and

•	a current expectation that it is more-likely-than-not that the asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

We assess recoverability of our asset groups by comparing the carrying amount of our asset groups to the estimated undiscounted future cash flows expected to be generated. In determining estimates of future cash flows, we make significant judgment in terms of projection of future cash flows and assumptions. If the carrying amount of the asset groups exceed the sum of its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset groups exceed their fair value. We determine the fair value of our asset groups through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

For the years ended December 31, 2007, 2008 and 2009, there were no impairment charges recognized on our long-lived assets.”

The Company also respectfully advises the Staff that we have not identified any events or changes in circumstances indicated that the carrying amounts of our long- lived assets may not be recoverable during each of years in the three-year period ended December 31, 2009.

Inventory, page 64

3.	Given that inventory represents approximately 34% of your total assets as of December 31, 2009, please consider what quantitative disclosures can be provided to convey to investors any risks associated with the realizability of your inventories and the likelihood as to whether additional charges may need to be recorded. As such please consider including an analysis of inventory turnover rates for each period presented along with an explanation of any material variances. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

The Company respectfully advises the Staff that in future filings, the Company intends to include disclosures substantially in the form as set forth below.

“At the beginning of every year, the management determines the appropriate level of inventories to maintain on the basis of annual production and operating plans, financial budgets and market conditions.

Our inventories are stated at the lower of cost or market. Cost of work-in-progress and finished goods is comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. Market is the lower of replacement cost or net realizable value. We routinely evaluate the realizability of our inventories in light of market conditions and record write-downs against the cost of inventories. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contract of finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors.

Write-downs of finished goods were RMB nil, RMB1.1 million (as adjusted) and RMB14.7 million (US$2.1 million) during the years ended December 31, 2007, 2008 and 2009, respectively, which are included in cost of sales. Due to the extremely difficult market situation in 2009, we recorded a provision of RMB 14.7 million to write down our obsolete finished goods. These inventories were related to the pre-production of certain of our products that can be used in producing agrochemical products on purchase order that were subsequently cancelled or indefinitely postponed by our customers because of the deterioration in market condition. We consider our raw materials were not subject to inventory write-down as they are general chemical materials that could be utilised in producing a wide range or our products that can be sold above cost.”

The Company also intends to include on page 75 under Critical Accounting Policy, Inventory, disclosures substantially in the form as below:

“Our average inventory turnover period decreased to 117 days (as adjusted) in 2008 from 121 days in 2007, and increased to 176 days in 2009. The decrease in 2008 was a result of our increased volume of sales which resulted in faster turnover of products and shorter inventory times. The increase in 2009 was primarily due to the reduced sales in 2009 as a result of the global economic recession and the year-end inventory increase as a result of the change in product mix caused by strong orders for our products used in the electronics chemical industry.”

Financial Statements

Notes to the Financial Statements

Note 10. Earnings per Share, page F-26

4.	For each period presented, please disclose separately for each type of security number of shares that were not included in diluted EPS because they were anti-dilutive.

The Company respectfully advises the Staff that the potentially dilutive securities consisted of employee share options of 3,839,895 and 17,373,622 shares for the years ended December 2008 and 2009, respectively. Such securities have been excluded from the calculation of diluted ordinary shares outstanding because the effect of their inclusion would be anti-dilutive.

In response to the Staff’s comment, the Company will include the above disclosure in future filings.

Note 20, Acquisitions and Divestiture, page F-35

(c). Acquisition of a Company Under Common Control, page F-37

5.	You acquired 100% of the equity interest in Kangpeng Nong Hua in November 20 for cash consideration of RMB25,000,000. As Dr. Jianhua Yang held more than a 50% voting ownership interest in you and Kangpeng Nong Hua at the date of the acquisition, it is considered a transaction between entities under common control. Your consolidated financial statements have been retrospectively adjusted to reflect the acquisition since October 8, 2008, which is the earliest date that both entities under common control. Please help us better understand your accounting of this common control transaction. In this regard, tell us how you arrived at each of the amounts included in the following line items on your Statements of Equity and Comprehensive Income:

•	Adjustment for the acquisition of Kangpeng Nong Hua during the year ended December 31, 2008;

•	Acquisition of equity interest in Kangpeng Nong Hua from the Dr. Jianhua Yang during the year ended December 31, 2009; and

•	Acquisition of noncontrolling interest in Kangpeng Nong Hua during the year ended December 31, 2009.

Please specifically address how you arrived at each of the amounts in each of these line items, including how you determined how much to allocate to each equity component.

The Company respectfully advises the Staff that each of the amounts included in the line items on the Statements of Equity and Comprehensive Income was arrived at as follows*:

* Composition of Kangpeng Nong Hua’s equity as of October 8, 2008 and November 9, 2009 is disclosed at the end of the response to this comment.

•	Adjustments for the acquisition of Kangpeng Nong Hua on October 8, 2008:

On page F-37 we disclose, “…the financial statements of Kangpeng Nong Hua have been consolidated by the Company using their reported historical amounts and the acquisition has been accounted for retrospectively to October 8, 2008, which is when Dr. Yang obtained control of Kangpeng Nong Hua by increasing his effective equity interest in Kangpeng Nong Hua to 51.7%.”

October 8, 2008	RMB’000

Additional paid-in capital (i)	8,616

Retained earnings (ii)	1,781

Noncontrolling interests (iii)	6,882

Total	17,279

(i) = 51.7% Kangpeng Nong Hua’s share capital+Fair value step up and goodwill# = 10,800*51.7%+3,033 = 8,616;

(ii) = 51.7% Kangpeng Nong Hua’s retained earnings = 3,447*51.7% = 1,781

(iii) = 48.3% Kangpeng Nong Hua’s equity = 14,247*48.3% = 6,882

# This represents the fair value step up and goodwill recorded when Dr. Jianhua Yang obtained control of Kangpeng Nong Hua on October 8, 2008

•	Acquisition of equity interest in Kangpeng Nong Hua from Dr. Jianhua Yang on November 9, 2009:

On page F-37 we disclosed, “The acquisition of 51.7% equity interest for consideration of RMB12,925,000 is recognized by reducing additional paid-in capital attributable to Chemspec International Limited shareholders by RMB8,616,000 and the excess of cash consideration over additional paid-in capital of RMB4,309,000 is recognized as a decrease to retained earnings.”

November 9, 2009	RMB’000

Additional paid-in capital (i)	(8,616)

Retained earnings (ii)	(4,309)

Cash consideration	(12,925)

(i) = 51.7% Kangpeng Nong Hua’s share capital+Fair value step up and goodwill = 10,800*51.7%+3,033 = 8,616;

(ii) = Consideration paid by the Company in connection with purchase of 51.7% Kangpeng Nong Hua’s equity interest owned by Dr. Jianhua Yang-additional paid-in capital in connection with Kangpeng Nong Hua = 25,000*51.7%-8,616 = 4,309

•	Acquisition of non controlling interest in Kangpeng Nong Hua on November 9, 2009:

On page F-37 we disclosed, “In accordance with ASC Subtopic 810-10, the excess of cash consideration of RMB12,075,000 over the carrying amount of the noncontrolling interest of RMB4,940,000 was recognized as a decrease in additional paid-in capital attributable to Chemspec International Limited shareholders in the consolidated statement of equity and comprehensive income for the year ended December 31, 2009.” November 9, 2009

RMB’000

Additional paid-in capital (i)	(7,135)

Noncontrolling interest (ii)	(4,940)

Cash consideration	(12,075)

(i) = Consideration paid by the Company in connection with purchase of 48.3% Kangpeng Nong Hua’s equity interest owned by noncontrolling shareholders-noncontrolling interest = 25,000*48.3%-4,940 = 7,135;

(ii) = 48.3% Kangpeng Nong Hua’s equity interest = 10,228*48.3% = 4,940

Composition of Kangpeng Nong Hua’s equity as of October 8, 2008 and November 9, 2009, respectively, is as follow:

	10/08/2008	11/09/2009

Share capital	10,800	10,800

Retained earnings / (accumulated losses)	3,447	(572)

Equity	14,247	10,228

Fair value step up and goodwill	3,033	3,033

Total	17,280	13,261

Exhibits 12.1 and 12.2

6.	Please file your certifications exactly as set forth in Item 12 in the Instructions as to Exhibits to the Form 20-F. Specifically, please remove the title of the certifying individual in the first sentence of the certification.

In response to the Staff’s comment, the Company has filed the certifications exactly as set forth in Item 12 in the Instructions as to Exhibits of Form 20-F in an amendment to the 2009 Form 20-F.

Form 6-K Filed on November 12, 2010

7.	On November 11, 2010, the Board of Directors received a proposal letter from your Chairman and Chief Executive Officer, Mr. Jianhua Yang, to acquire all of your outstanding shares not currently owned by Mr. Jianhua Yang, certain members of the management, and their affiliates in a going private transaction for $8,00 per American Depositary share in cash, subject to certain conditions. Please tell us and disclose the business purposes for potentially entering into this transaction from your perspective as well as from the perspective of Mr. Jianhua Yang.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of United States.

The Company respectfully advises the Staff that the Independent Committee formed by the Company’s Board of Directors is still in the process of evaluating Dr. Jianhua Yang’s proposal of a going private transaction of the Company (the “Proposed Transaction”), and no decisions have been made by the Independent Committee with respect to the Company’s response to Dr. Yang’s proposal. As disclosed in the Company’s Form 6-K filed on December 13, 2010, the Independent Committee has retained Houlihan Lokey as its financial advisor and Shearman & Sterling LLP as its United States legal counsel to assist in its evaluation of the Proposed Transaction. Should the Company’s Board of Directors, acting upon the recommendation of the Independent Committee, approve the Proposed Transaction, upon the execution of definitive agreements, the Company will, as required by law, file with the Commission a Schedule 13E-3 to disclose, among other things, the purposes and reasons for the Proposed Transaction from the Company’s perspective.

Dr. Yang has advised the Independent Committee that he continues to develop the Proposed Transaction to acquire all of the outstanding shares of the Company, and upon the execution of the definitive agreements as approved by the Board of Directors, he will, as required by law, file jointly with the Company the Schedule 13E-3 to disclose, among other things, the purposes and reasons for the Proposed Transaction from his perspective.

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If you have any question regarding the responses above, please do not hesitate to contact Chris Lin at +852 2514-7650, or Asher Hsu at +852 2514-7691. Please kindly provide a copy of any correspondence to Mr. Chris Lin and Mr. Asher Hsu by fax at +1 (212) 455-2502. Thank you.

Very truly yours,

/s/ Jianhua Yang

Jianhua Yang

cc:	Chris Lin

Asher Hsu

Simpson Thacher & Bartlett LLP